UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of
U.S.$400,000,000 0.500 per cent. Global Notes due 28 January 2026
(to be consolidated and form a single series with the Bank's U.S.$25,000,000 0.500 per cent.
Global Notes due 28 January 2026 to be issued on 29 July 2021 and the Bank's
U.S.$2,000,000,000 0.500 per cent. Global Notes due 28 January 2026 issued on 28 January
2021)

by the European Bank for Reconstruction and Development pursuant to its
EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 28 July 2021

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar ("**U.S.\$**") 400,000,000 0.500 per cent. Global Notes due 28 January 2026 (to be consolidated and form a single series with the Bank's U.S.\$25,000,000 0.500 per cent. Global Notes due 28 January 2026 to be issued on 29 July 2021 and the Bank's U.S.\$2,000,000,000 0.500 per cent. Global Notes due 28 January 2026 issued on 28 January 2021) (the "**Notes**") of the European Bank for Reconstruction and Development (the "**Bank**") pursuant to the Bank's EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 28 July 2021 (together, the "**Offering Circular**").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 28 July 2021 (the **"Purchaser's Confirmation"**) provided by Bank of Montreal, London Branch ("**Bank of Montreal**") pursuant to a Programme Agreement dated 3 July 2012 (the "**Programme Agreement**"), Bank of Montreal has agreed to purchase the Notes. The obligations of Bank of Montreal are subject to certain conditions as set forth in the Purchaser's Confirmation and Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	99.169%	0.044%	99.125%
Total	U.S.$396,676,000[(1)]	U.S.$176,000	U.S.$396,500,000[(1)]

(1) Plus 2 days' of accrued interest on the principal amount of the Notes, from (and including) 28 July 2021 to (but excluding) 30 July 2021 in the amount of U.S.$12,000, such that the aggregate proceeds of the Bank will be U.S.$396,512,000.

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

Bank of Montreal has agreed to pay the fees and expenses of its own legal advisors; the fees and expenses of Citibank, N.A. as agent and any paying agents; the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing; all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and the cost of any publicity agreed by the Bank in connection with the issue of the Notes as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7. Exhibits

(a)   The Deed of Covenant dated 3 July 2012.*

(b)   Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)   (i)   The Programme Agreement dated 3 July 2012.*
         (ii)   The Purchaser's Confirmation dated 28 July 2021.
         (iii)   The Agency Agreement dated 3 July 2012.*

(d)   (i)   The Offering Circular dated 3 July 2012.*
         (ii)   The Supplementary Offering Circular dated 22 July 2019.**
         (iii)   The Pricing Supplement dated 28 July 2021.

_____

*Previously filed with the Securities and Exchange Commission on 17 July 2012.
** Previously filed with the Securities and Exchange Commission on 27 August 2019.

BMO Financial Group

95 Queen Victoria Street
London EC4V 4HG

Tel.: 020 7236 1010
Fax: 020 7664 8161

28 July 2021

To: European Bank for Reconstruction and Development

Attention: Giulia Franzutti

Dear Sirs,

**European Bank for Reconstruction and Development (the "Issuer")
U.S.$400,000,000 0.500 per cent. Global Notes due 28 January 2026 (the "Notes") (to be consolidated and form a single series with the Issuer's U.S.$25,000,000 0.500 per cent. Global Notes due 28 January 2026 to be issued on 29 July 2021 and the Issuer's U.S.$2,000,000,000 0.500 per cent. Global Notes due 28 January 2026 issued on 28 January 2021) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes**

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of the Agent and any paying agents;

(c) the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the Registered Notes, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any; and

(e) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) The Notes are expected to be offered and sold in the United States.

In addition, we confirm that the provisions of Clause 3.2.6 of the Programme Agreement dated 3 July 2012 (the "**Programme Agreement**") will not apply in relation to this issue of Notes.

The net proceeds of the issue are U.S.$396,512,000 which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with DTC, account number 4822.

Bank of Montreal
Registered as a branch in England and Wales. Registration number FC000365 BR000521
Incorporated in Canada with limited liability
Head Office: 129, rue Saint-Jacques, Montreal, P.Q., H2Y 1L6 Canada
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority



BMO Financial Group

95 Queen Victoria Street
London EC4V 4HG

Tel.: 020 7236 1010
Fax: 020 7664 8161

Solely for the purposes of the requirements of 3.2.7R of the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") regarding the mutual responsibilities of manufacturers under the UK MiFIR Product Governance Rules we acknowledge that we understand the responsibilities conferred upon us under the UK MiFIR Product Governance Rules relating to each of the product approval process, the target market and the proposed distribution channels as applying to the Notes and the related information set out in the Pricing Supplement in connection with the Notes.

Please confirm your agreement to the terms of issue by signing and sending back to us a copy of the Pricing Supplement.

For: **Bank of Montreal, London Branch**

By: ……………………………….
Authorised signatory

Bank of Montreal
Registered as a branch in England and Wales. Registration number FC000365 BR000521
Incorporated in Canada with limited liability
Head Office: 129, rue Saint-Jacques, Montreal, P.Q., H2Y 1L6 Canada
Authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority

UK MiFIR product governance / Professional investors and ECPs only target market:

Solely for the purposes of the manufacturer's product approval process, the target market assessment in respect of the Notes has led to the conclusion that: (i) the target market for the Notes is eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook ("**COBS**") and professional clients as defined in Regulation (EU) No 600/2014 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended ("**UK MiFIR**") only; and (ii) all channels for distribution of the Notes are appropriate. Any person subsequently offering, selling or recommending the Notes (a "**distributor**") should take into consideration the manufacturer's target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the "**UK MiFIR Product Governance Rules**") is responsible for undertaking its own target market assessment in respect of the Notes (by either adopting or refining the manufacturer's target market assessment) and determining appropriate distribution channels.

For the purposes of this provision, the expression "**manufacturer**" means the Dealer which is a manufacturer under UK MiFIR.

European Bank for Reconstruction and Development (the "**Issuer**") does not fall under the scope of application of UK MiFIR. Consequently, the Issuer does not qualify as an "investment firm", "manufacturer" or "distributor" for the purposes of UK MiFIR.

28 July 2021

PRICING SUPPLEMENT

European Bank for Reconstruction and Development
U.S.$400,000,000 0.500 per cent. Global Notes due 28 January 2026 (the "Notes") (to be consolidated and form a single series with the Issuer's U.S.$25,000,000 0.500 per cent. Global Notes due 28 January 2026 to be issued on 29 July 2021 and the Issuer's U.S.$2,000,000,000 0.500 per cent. Global Notes due 28 January 2026 issued on 28 January 2021) issued pursuant to the European Bank for Reconstruction and Development EUR 45,000,000,000 Global Medium Term Note Programme for the issue of notes

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 3 July 2012 as supplemented by the Supplementary Offering Circular dated 22 July 2019 (together, the "**Offering Circular**"). This Pricing Supplement must be read in conjunction with such Offering Circular. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement and the Offering Circular. The Offering Circular is available for viewing and copies may be obtained from the Issuer, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	United States Dollar ("**U.S.$**")
2	Nominal Amount:	U.S.$400,000,000
3	Type of Note:	Fixed Rate

4	Issue Date:	30 July 2021
5	Issue Price:	99.169 per cent. on the Nominal Amount plus 2 days of accrued interest of U.S.$0.03 per Specified Denomination accrued from (and including) 28 July 2021 to (but excluding) the Issue Date
6	Maturity Date:	28 January 2026
7	Fungible with existing Notes:	Yes. The Notes will be consolidated and form a single series with the Issuer's U.S.$25,000,000 0.500 per cent. Global Notes due 28 January 2026 to be issued on 29 July 2021 and the Issuer's U.S.$2,000,000,000 0.500 per cent. Global Notes due 28 January 2026 issued on 28 January 2021, on the Issue Date.

FORM OF THE NOTES

8	Form of Note:		Registered
9	New Global Note:		No
10	Specified Denomination(s):		U.S.$1,000 and integral multiples thereof
11	Exchange of Bearer Notes:		Not Applicable
12	(a)	Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b)	Date(s) on which the Talons mature:	Not Applicable
13	(a)	Depositary for and registered holder of Registered Global Note:	Registered Global Note to be deposited with, or on behalf of, DTC and registered in the name of Cede and Co. as nominee for DTC.
	(b)	Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances described on page 42 of the Offering Circular.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:		No

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:		28 July 2021
16	Fixed Rate Notes:		
	(a)	Fixed Rate of Interest:	0.500 per cent. per annum payable semi-annually in arrear, being U.S.$2.50 per Specified Denomination on each Fixed Interest Date

	(b)	Fixed Interest Dates:	28 January and 28 July in each year, from and including 28 January 2022 up to and including the Maturity Date
	(c)	Initial Broken Amount per Specified Denomination:	Not Applicable
	(d)	Final Broken Amount per Specified Denomination:	Not Applicable
	(e)	Fixed Day Count Fraction:	30/360
	(f)	Business Day Convention:	Following Business Day
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, New York City is the principal financial centre). Additional business centre is London.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17		Zero Coupon Notes:	Not Applicable
18		Floating Rate Notes and Indexed Notes:	Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19		Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies
20		Dual Currency Notes:	Not Applicable
21		Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount for each Note (*other than* an Indexed or Formula Note where the index or formula applies to the redemption amount):	100.00 per cent. per Specified Denomination
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24		Instalment Note:	Not Applicable

| 25 | Early Redemption Amount for each Note payable on an event of default: | Condition 5(d) applies |

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated name and address of Dealer:	**Dealer** Bank of Montreal, London Branch 95 Queen Victoria Street London EC4V 4HG
28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager:	Not Applicable
30	Additional selling restrictions:	Not Applicable
31	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Not Applicable
32	Intended to be held in a manner which would allow Eurosystem eligibility:	No
33	Common Code:	229295586
	ISIN Code:	US29874QEM24
	CUSIP Number:	29874QEM2
34	Listing:	Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to the Official List of the Financial Conduct Authority and trading on the Regulated Market of the London Stock Exchange plc
35	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "Redenomination Clause"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable

| 36 | Additional Information: | In response to the COVID-19 pandemic, EBRD has announced a comprehensive EUR 21 billion Solidarity Package of response and recovery measures for 2020 and 2021, which includes a EUR 4 billion Resilience Framework that will primarily focus on the rapid provision of finance to support EBRD's clients through the immediate liquidity challenges posed by the COVID-19 pandemic. |
| 37 | Total Commissions: | 0.044 per cent. of the Nominal Amount of the Notes. |

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 45,000,000,000 Global Medium Term Note Programme for the issue of notes of European Bank for Reconstruction and Development as from 30 July 2021 or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement other than the information contained under the heading "UK MiFIR product governance / Professional investors and ECPs only target market".

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT



By: ....
Authorised signatory

....
CITIBANK, N.A.

(as Agent)

PART B – OTHER INFORMATION

1   **LISTING**

Application will be made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the Regulated Market of the London Stock Exchange plc with effect from 30 July 2021 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on such date, or, if obtained, that it will be maintained.

2   **RATINGS**

The Issuer and/or its debt obligations have been assigned an AAA credit rating from S&P Global Ratings Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Ltd. ("**Moody's**") and an AAA credit rating from Fitch Ratings Ltd. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3   **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

Save as discussed in the section headed "Subscription and Sale" in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4   **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

(i)   Reasons for the offer:

The net proceeds of the issue of the Notes will be included in the ordinary capital resources of the Issuer and used in its ordinary operations, which will include EBRD's response to the COVID-19 pandemic in accordance with the "Additional Information" provisions above.

(ii) Estimated net proceeds: U.S.$396,512,000

(iii) Estimated total expenses: U.S.$8,000.00

5   **YIELD**

Indication of yield: 0.698 per cent. (semi-annual).

As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6   **HISTORIC INTEREST RATES**

Not Applicable

7   **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8   **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Not Applicable